Exhibit 99.2

This content is Confidential. MANAGEMENT 2024 REPORT NEW HOT-ROLLED COIL MILL Ouro Branco Unit in Minas Gerais Gerdau S.A.

Management Report - 2024 Gerdau S.A. 2 MESSAGE FROM MANAGEMENT We ended 2024 with results that reflect our capacity for adaptation through collaborative work and a focus on common goals. Our safety indicators recorded all-time best results, reflecting our commitment to build healthy and safe environments for our employees and partners, day after day. This brings us closer to achieving our goal of becoming one of the safest, most profitable, respected, and relevant companies in the global steel chain. At Brazil BD, we highlight the consolidation and delivery of initiatives to cut costs and expenses, as well as our assets optimization, which led to efficiency gains. However, our domestic market volumes remain challenged by excessive inflow of imported steel, which creates an environment of unfair competition for the local industry. On a positive note, our exports experienced a boost due to the Brazilian real devaluation. This contributed to a dilution in fixed costs and operating leverage during the period. At the North America BD, demand remained challenging due to seasonality and political uncertainties in the USA. This scenario put further pressure on steel prices for the main product lines throughout 2024, impacting the BD’s profitability. We maintain a positive outlook on non-residential construction demand, infrastructure, and the government's fiscal packages. Despite the complex foreign scenario, our effective asset management has contributed to the resilience of our results. We ended 2024 with Net Sales of R$67.0 billion and an Adjusted EBITDA of R$10.8 billion. We have maintained discipline in the execution of our plans through diligent financial management and a healthy and flexible balance sheet, while continuing to generate cash and creating the conditions to sustain our sustainable growth. In 2024, approximately R$1.7 billion was distributed in dividends. In addition, in January 2025 we concluded the 2024 share buyback program with 69.8 million shares repurchased, nearly 3.4% of outstanding shares. Overall, Gerdau S.A. returned R$2.9 billion to shareholders in 2024, or a payout of 65.9%, which once again reflects our commitment to creating consistent value for our shareholders. Following our strategy of ensuring the long-term competitiveness of our operations, we ended 2024 with CAPEX of R$6.2 billion. We remain committed to the execution of key strategic CAPEX projects. We reached 55% physical execution of new mining investments in Brazil, which will add 5.5 million tonnes of iron ore production. We estimate that this will commence at the end of 2025. We are also on the verge to start up the new hot coil rolling line in Ouro Branco. This investment is in line with our strategy of focusing on higher value-added products for our customers. By 2025, we estimate a R$6.0 billion CAPEX, focused on modernization, enhancing environmental practices, and expanding our footprint in long, flat, and special steel in the Americas. We have increased our investments in the supply of renewable energy to Gerdau's units in Brazil. This strategic move aims to boost the self-production of clean energy and enhance competitiveness in the cost of business. Additionally, we have made investments to bolster the capture of captive ferrous scrap through our own channels. This initiative is designed to supply this raw material to our U.S. operations at a competitive cost. Following the ESG agenda, we maintained our A- grade in the Climate Change module of the 2024 CDP cycle, indicating that we are among the leading companies in terms of transparency and climate management. In the water module, we evolved from B- to B, evidencing our advancement in this material topic. Both indicators reflect the strength of the environmental and sustainability governance of Gerdau's operations. The year was also marked by relevant partnerships in major public events, such as Rock in Rio and the Formula 1 São Paulo Grand Prix, reinforcing to our stakeholders the transformative potential of the steel industry and its importance as an essential sector in the present and the future. In addition, Gerdau has been recognized in Brazil’s several business awards, reinforcing our commitment to delivering solid results and shaping a more sustainable future. With our history spanning 124 years, celebrated in January 2025, we remain committed to enhancing our competitiveness and contributing to a more sustainable global environment. Once again, we would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT ADJUSTED EBITDA OF R$10.8 BILLION IN 2024 REFLECTS THE CONSOLIDATION OF COST-SAVINGS INITIATIVES, BESIDES COMPETITIVENESS IMPROVEMENTS IN BRAZIL, WHOSE MARKET REMAINS IMPACTED BY EXCESSIVE INFLOW OF IMPORTED STEEL

**Management Report - 2024**
**Gerdau S.A.**

# WHO WE ARE

## LARGEST BRAZILIAN STEEL PRODUCER

With 124 years of history, Gerdau is Brazil’s largest producer of steel, a leading supplier of long steel in the Americas, and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore for own consumption. In addition, it has a new business division, Gerdau Next, aiming at venturing into segments adjacent to steel.

The Company is dedicated to empowering individuals to shape the future. With a global presence in multiple countries, it employs over 30,000 people directly and indirectly. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms more than 10 million tonnes of scrap into a diverse range of steel products.

The Company is also the world's largest charcoal producer, with more than 250,000 hectares of forest base in the state of Minas Gerais. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gases ($CO_2e$) emissions, at 0.91 tonnes of $CO_2e$ per tonne of steel, which is approximately half the global average for the sector, of 1.91 tonnes of $CO_2e$ per tonne of steel (Worldsteel).

Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

For more information, visit the Investor Relations website: https://ri.gerdau.com/


CANADÁ
ESTADOS UNIDOS
MÉXICO
PERU
BRASIL
URUGUAI
ARGENTINA

3

Management Report - 2024
Gerdau S.A.

# CONSOLIDATED RESULTS

## OPERATING PERFORMANCE

### PRODUCTION & SHIPMENTS

| CONSOLIDATED | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | |
| Crude steel production | 11,702 | 11,557 | 1.3% |
| Shipments of steel | 10,984 | 11,323 | -3.0% |

In 2024, the global steel industry continued to face various challenges, characterized by weaker demand and mounting pressure from production overcapacity in various regions. In the United States, the situation was influenced by a surge in imports which aggravated the oversupply in the market and consequently put pressure on the prices of key steel products. Domestic demand also remained below expectations due to uncertainties about the USA scenario considering the new administration.

In Brazil, according to the Brazil Steel Institute (IABR, in Portuguese), steel imports surged 18.2% in 2024 versus 2023. Even under the trade defense measures implemented by the Brazilian government, imports of products under the tariff-rate quota system increased in the year-over-year comparison, evidencing that the tariff-rate quota system has not been effective in controlling import volumes. Steel oversupply due to imports, especially from China, remains the main drag on domestic industry.

In 2024, despite the hibernation of the Barão de Cocais (MG), Sete Lagoas (MG) and Cearense (CE) units, crude steel production grew 1.3% from 2023, resulting in the utilization of crude steel production capacity of 74%, up 2 p.p. year-over-year. Steel shipments totaled 11 million tonnes in 2024, down 3.0% from 2023, reflecting the factors mentioned above.

**STEEL SHIPMENTS BY BD**


South America BD
Brazil BD
Special Steel BD
North America BD
8.9%
9.7%
44.7%
44.4%
12.6%
12.2%
2024
2023
33.7%
33.8%

4

Management Report - 2024
Gerdau S.A.

# FINANCIAL PERFORMANCE

## GROSS PROFIT

| CONSOLIDATED | 2024 | 2023 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| Net Sales | 67,026 | 68,916 | -2.7% |
| Cost of Goods Sold | (57,824) | (57,584) | 0.4% |
| **Gross Profit** | **9,203** | **11,332** | **-18.8%** |
| *Gross Margin* | *13.7%* | *16.4%* | *-2.7 p.p* |

Net Sales went down 2.7% to R$67.0 billion in 2024, driven by lower sales prices in main product lines in the North America BD as of the second half of 2024, which was partially offset by Brazilian real devaluation against the U.S. dollar (+7.9%) and price increase in certain Brazil BD's product lines.

Cost of Goods Sold totaled R$57.8 billion in 2024, in line with previous year. This result was impacted by the Brazilian real devaluation against the U.S. dollar in the conversion of the foreign Business Divisions' costs, mitigated by the initiatives to cut fixed costs and expenses, as well as the assets optimization to boost the Company's operating performance, implemented, especially in Brazil, throughout 2024.

As a result, Gross Profit declined 18.8% to R$9.2 billion in 2024.

## SELLING, GENERAL & ADMINISTRATIVE EXPENSES

| CONSOLIDATED | 2024 | 2023 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| SG&A | (2,171) | (2,208) | -1.7% |
| Selling expenses | (762) | (716) | 6.5% |
| General and admininstrative expenses | (1,404) | (1,491) | -5.8% |
| ***%SG&A/Net Sales*** | ***3.2%*** | ***3.2%*** | ***0.0 p.p*** |

In 2024, Selling, General & Administrative (SG&A) Expenses went down 1.7% versus 2023, reinforcing the Company's commitment to maintaining its expenses at healthy levels, even with the effect of the devalued Brazilian real against the U.S. dollar on results. When analyzed as a percentage of Net Sales, SG&A came in line, influenced by the lower level of expenses, offsetting Net Sales decrease.

5

Management Report - 2024
Gerdau S.A.

# ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

| BREAKDOWN OF CONSOLIDATED EBITDA (R$ million) | 2024 | 2023 | Δ |
|---|---|---|---|
| **Net Income** | **4,599** | **7,537** | **-39.0%** |
| Net financial result | 2,023 | 1,106 | 82.9% |
| Provision for income and social contribution taxes | 865 | 1,810 | -52.2% |
| Depreciation and amortization | 3,126 | 3,047 | 2.6% |
| **EBITDA - CVM Instruction[1]** | **10,614** | **13,500** | **-21.4%** |
| Equity in earnings of unconsolidated companies | (466) | (828) | -43.8% |
| Proportional EBITDA of associated companies and jointly controlled entities (a) | 845 | 1,519 | -44.4% |
| Losses due to non-recoverability of financial assets | 31 | 11 | 178.0% |
| Non-recurring items | (180) | (700) | -74.3% |
| Credit recovery / Provisions (b) | 529 | (700) | - |
| Result from operations with jointly controlled entities | (808) | - | - |
| Compulsory loan recovery Eletrobras | (101) | - | - |
| Impairment of assets | 200 | - | - |
| **Adjusted EBITDA[2]** | **10,844** | **13,502** | **-19.7%** |
| *Adjusted EBITDA Margin* | *16.2%* | *19.6%* | *-3.4 p.p* |

| CONCILIATION OF CONSOLIDATED EBITDA (R$ million) | 2024 | 2023 | Δ |
|---|---|---|---|
| EBITDA - CVM Instruction [1] | **10,614** | **13,500** | **-21.4%** |
| Depreciation and amortization | (3,126) | (3,047) | 2.6% |
| **OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES** | **7,486** | **10,453** | **-28.4%** |

1 – Non-accounting measurement calculated in accordance with CVM Resolution 156, of June 23, 2022.
2 – Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 27 to the Company's Financial Statements.
(b) Amounts composed of the "Credit recovery / provisions" line in Note 27 to the Company's Financial Statements.

Gerdau ended 2024 with an Adjusted EBITDA of R$10.8 billion and Adjusted EBITDA Margin of 16.2%. We highlight that in 2023, the Adjusted EBITDA included the proportional EBITDA of equity interest held in the Colombia and the Dominican Republic joint ventures recognized in that period's results. In addition, a slowdown in operating results, caused by price pressure in the U.S. market and the decline in the Business Divisions' shipment volumes drove lower results in 2024. These factors mitigated Brazil BD's improved results in 2024, due to cost-savings coupled with initiatives to readjust production capacity and marginally upward prices in the domestic market.

## ANNUAL CHANGE IN ADJUSTED EBITDA (R$ MILLION)


13,502
- 469
- 110
- 1,238
- 841
10,844
Adjusted EBITDA 2023
Sales volume
Price
Cost of goods sold and SG&A
Exchange variation and Other
Adjusted EBITDA 2024

6

Management Report - 2024 Gerdau S.A. 7 ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) FINANCIAL RESULT CONSOLIDATED (R$ million) 2024 2023 ∆ Financial Result (2,023) (1,106) 82.9% Financial income 726 903 -19.6% Financial expenses (1,508) (1,397) 8.0% Tax credit update - 253 - Exchange variation (USD x BRL) (272) 48 - Exchange variation (other currencies) 33 (206) - Inflation adjustments in Argentina (826) (692) 19.3% Gains on financial instruments, net (177) (15) - The Financial Result was negative R$2.0 billion in 2024, primarily due to the effect of the Brazilian real devaluation against the U.S. dollar and other currencies in the countries where we operate and inflation adjustments to non-monetary items 1 of the subsidiaries in Argentina. In addition, lower Financial Income is explained by the reduced cash position of the amount denominated in Brazilian reais in 2024, decreasing income on financial investments. 1 Non-monetary items are mostly made up of property, plant, and equipment and shareholders’ equity.

Management Report - 2024
Gerdau S.A.

# ADJUSTED NET INCOME

| CONSOLIDATED (R$ million) | 2024 | 2023 | Δ |
|---|---|---|---|
| **Operating Income before Financial Result and Taxes[1]** | **7,486** | **10,454** | **-28.4%** |
| **Financial Result** | **(2,023)** | **(1,106)** | **82.9%** |
| **Income before Taxes[1]** | **5,462** | **9,347** | **-41.6%** |
| Income and social contribution taxes | **(865)** | **(1,810)** | **-52.2%** |
| Exchange variation | 297 | (108) | - |
| Other lines | (1,293) | (1,972) | -34.4% |
| Non-recurring items | 131 | (270) | - |
| **Consolidated Net Income[1]** | **4,597** | **7,537** | **-39.0%** |
| **Non-recurring items** | **(311)** | **(683)** | **-54.4%** |
| Credit recovery / Provisions | 529 | (953) | - |
| Result from operations with jointly controlled entities | (808) | - | - |
| Impairment of assets | 200 | - | - |
| Compulsory loan recovery Eletrobras | (101) | - | - |
| Income tax and social contribution - non-recurring items | (131) | 270 | - |
| **Consolidated Adjusted Net Income[2]** | **4,286** | **6,854** | **-37.5%** |
| **Earnings per share[3]** | **2.18** | **3.63** | **-40.0%** |

1 – Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net Income adjusted for non-recurring items that influenced results.
3 - Measurement calculated based on Gerdau S.A.'s Net Income.

Adjusted Net Income went down 37.5% to R$4.3 billion (R$2.18 per share) in 2024, reflecting the slowdown in the Company's operating results, as well as the Financial Result variation, as mentioned earlier.

## ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)


5.5%
17.7%
14.1%
9.9%
6.4%
2,409
13,879
11,595
6,854
4,286
2020
2021
2022
2023
2024
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

8

Management Report - 2024
Gerdau S.A.

# CAPITAL STRUCTURE AND INDEBTEDNESS

| DEBT BREAKDOWN (R$ million) | 12.31.2024 | 12.31.2023 | Δ |
|---|---|---|---|
| Short Term | 735 | 1,797 | -59.1% |
| Long Term | 12,901 | 9,096 | 41.8% |
| **Gross Debt** | **13,637** | **10,893** | **25.2%** |
| Gross Debt / Total Capitalization[1] | 19,0% | 18,2% | 0.8 p.p |
| Cash, cash equivalents and short-term investments | 8,277 | 5,344 | 54.9% |
| **Net Debt** | **5,360** | **5,549** | **-3.4%** |
| **Net Debt [2] (R$) / Adjusted EBITDA [3] (R$)** | **0.48x** | **0.40x** | **0.08x** |

1- Total capitalization = shareholders' equity + gross debt – interest on debt.
2- Net debt = gross debt – interest on debt – cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

On December 31, 2024, Gross Debt totaled R$13.6 billion, 25.2% higher than in 2023 due to the Brazilian real devaluation against the U.S. dollar (+27.9%). Reduced Net Debt year-over-year was influenced by increased cash position of nearly R$2.9 billion, leading to a Net Debt/Adjusted EBITDA ratio of 0.48x, a healthy leverage level, reiterating the Company's capacity to execute its Capex commitments necessary for its business' development.


Type of financing
4%
2%
94%
Capital market
Bank loans
Others


Debt by currency
2%
32%
66%
USD
BRL
Others


Cash by currency
2%
27%
71%

In the second half of 2024, the Company concluded two debenture issues totaling R$3.0 billion which allowed the Company to extend its debt profile. At the end of 2024, the average payment term was 7.3 years and the weighted average nominal cost was 5.52% per annum for U.S. dollar-denominated debts and 105.3% of the CDI rate per annum for Brazilian reais-denominated debts. The Gross Debt exposure by currencies was approximately 66% denominated in U.S. dollars, 32% in Brazilian reais and 2% in other currencies.

At the year-end, the Company's Global Revolving Credit Facility (RCF), totaling US$875 million (equivalent to R$5.4 billion), was fully available.

### DEBT (R$ BILLION) & LEVERAGE RATIO


0.40x
0.40x
0.53x
0.32x
0.48x
10.9
11.0
12.5
12.5
13.6
5.3
5.9
6.6
8.8
8.3
5.5
5.1
5.9
3.7
5.4
4Q23
1Q24
2Q24
3Q24
4Q24
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

### LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)


13.7
5.4
8.3
0.6
0.2
0.8
2.6
1.5
1.5
3.1
3.3
Liquidity
2025
2026
2027
2028
2029
2030
2031 & after
Cash & Equiv.
RCF ¹
Bonds
Debentures
Other

¹ Global Revolving Credit Facility

9

Management Report - 2024 Gerdau S.A. 10 INVESTMENTS (CAPEX) CAPEX totaled nearly R$6.2 billion in 2024, of which 46% was allocated to Maintenance and 54% to Competitiveness, reiterating the Company’s strategy of enhancing the competitiveness of its operations, especially the Brazil and North America BDs, which already accounted for approximately 88% of CAPEX invested in 2024. Furthermore, we sustained the level of nearly R$1.5 billion investments with environmental returns and projects aimed at ensuring the safety of our personnel, thereby reinforcing our commitment to building an increasingly sustainable future. 2025 CAPEX PLAN On February 19, 2025, Gerdau S.A.’s Board of Directors approved its CAPEX2 plan for current year amounting to R$6.0 billion. This amount refers to Maintenance and Competitiveness CAPEX projects. i. Maintenance projects are associated with extending the useful life and implementing operational improvements of equipment to ensure optimal industrial units’ performance. ii. The Competitiveness projects 3 are related to production growth, increased profitability, and industrial units’ modernization, based on bolstering sustainability practices, as well as the sustainable and economic development of the business. Out of total estimate for 2025, nearly R$1.6 billion are investments with environmental returns (expansion of forestry assets, upgrading and enhancing environmental controls, reducing greenhouse gases emissions and technological improvements) and projects aiming our employees’ safety. The Company reiterates that the execution of the CAPEX plan mentioned above will be contingent upon prevailing market conditions and the economic scenario of the countries in which it operates, as well as the sectors in which it is engaged. 2 The CAPEX plan does not include contributions made by Gerdau Next to other companies since, in accordance with international accounting standards (IFRS), only subsidiaries are consolidated in the Company's financial statements. 3 Competitiveness investments include Strategic CAPEX, as well as other investments for Gerdau's business divisions.

Management Report - 2024 Gerdau S.A. 11 WORKING CAPITAL & CASH CONVERSION CYCLE Working Capital surged 12.4% to R$16.0 billion in 2024, mainly due to the effect of exchange variation in the period (+27.9%), offset by action plans to adjust the working capital in BDs. The Cash Conversion Cycle (Working Capital divided by Net Sales in the quarter) decreased from 87 days in December 2023 to 85 days in December 2024, influenced by Net Sales growth at the end of 2024. Detailed information on Working Capital accounts is presented in Notes 5, 6, and 14 to the Financial Statements. FREE CASH FLOW Free Cash Flow was positive R$2.9 billion in 2024, 39.1% lower than in 2023, primarily driven by Working Capital variation in the period, the slowdown in the Company’s operating results and higher CAPEX disbursements, which were partially mitigated by nearly R$1.8 billion received referring to the court deposit from the case for the exclusion of ICMS tax from the PIS and COFINS tax base in 3Q24. 1- Includes the cash effect of the customers, inventories, and suppliers accounts. 2- Includes the cash effect of income tax on the Company’s several subsidiaries, including the portion accrued in previous periods, with cash settlement In 2024. 3- Includes the addition of R$6,183 million in CAPEX, deducted from R$404 million not disbursed in 2024. 4- Includes the payment of interest on loans and financing, debentures, and interest on lease. 5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures. 6- Disbursements for other intangible assets and lease payments. 7- Other changes include the Other Assets and Liabilities accounts, mainly due to the cash effect of approximately R$1.8 billion received referring to the court deposit from the case for the exclusion of ICMS from the PIS and COFINS tax base in 3Q24.

Management Report - 2024
Gerdau S.A.

### RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

| CONSOLIDATED (R$ million) | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Free Cash Flow[1]** | **2,878** | **4,729** | **(1,851)** |
| (+) Purchases of property, plant and equipment | 5,779 | 5,209 | 570 |
| (+) Additions in other intangibles | 168 | 127 | 40 |
| (+) Leasing payment | 460 | 388 | 72 |
| (-) Short-term investments | (925) | (7,224) | 6,299 |
| (+) Proceeds from maturities and sales of short-term investments | 3,021 | 7,909 | (4,888) |
| **Net cash provided by operating activities[2]** | **11,380** | **11,139** | **242** |

1 – Non-accounting measurement calculated by the Company to state Free Cash Flow.
2 – Accounting measurement disclosed in the Company's Cash Flow Statement.

# RETURN TO SHAREHOLDS

## DIVIDENDS

In 2024, Gerdau S.A. allocated R$1.7 billion (R$0.80 per share) for the payment of dividends. The chart below includes the distribution per quarter:

| PERIOD | DIVIDENDS (R$ millions) | PER SHARE (R$) | PAYMENT DATE |
|---|---|---|---|
| 1Q24 | 589.0 | 0.28 | 05/27/2024 |
| 2Q24 | 252.5 | 0.12 | 08/20/2024 |
| 3Q24 | 619.1 | 0.30 | 12/16/2024 |
| 4Q24 | 203.4 | 0.10 | 03/14/2025 |
| **TOTAL** | **1,664.1** | **0.80** | |

The Company has maintained its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net Income after recording the reserves provided for in the Bylaws. This flexibility, including the frequency of distribution, enables the Company to deliver value in different scenarios.

## SHARE BUYBACK PROGRAM

As released in the Material Fact of January 20, 2025, the Company announced the conclusion of its "2024 Share Buyback Program". Throughout the program, 1,767,911 common shares (GGBR3) were acquired at the average price of R$17.78/share and 68,000,000 preferred shares (GGBR4 and/or GGB) at the average price of R$18.89/share, corresponding to 100% of the "2024 Buyback Program".

In addition, the Board of Directors approved a new buyback program of shares issued by Gerdau S.A., with a quantity to be acquired of up to 63,000,000 preferred shares, representing nearly 5% of preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,500,000 common shares, representing 10% of outstanding common shares (GGBR3).

Even in light of a challenging scenario for the sector and the regions in which we operate, the Company maintained the consistency of return to shareholders and, through the payment of dividends in line with the policy and the execution of the buyback program, the Company distributed R$2.9 billion in 2024, or a payout of 65.9%.

12

Management Report - 2024 Gerdau S.A. 13 RETURN TO SHAREHOLDERS 1 – Measurement calculated considering payout and repurchases divided by the parent company’s corporate net income after recording the reserves provided for in the Bylaws. SUSTAINABILITY Gerdau, with its 124-year history, is dedicated to shaping a future in which it will contribute to solutions for the planet's challenges. The Company is committed to the development of Brazilian industry and the country's socio-economic development, while also focusing on the role of low-carbon steel as an indispensable element for the energy transition and the construction of a more sustainable world. Gerdau's more than 30,000 employees are dedicated to achieving the Company's ambitious goals on a daily basis. They are united in their commitment to deliver exceptional products and solutions to customers while making a positive impact on the communities in which the Company operates. Gerdau's commitment to environmental, social, and governance practices has been recognized with awards in 2024 from prominent national and international institutions. The Company's A-grade in the Climate Change module report of the 2024 CDP cycle further solidifies its position as a leader in transparency and climate management. In the water module, the Company evolved from B- to B, indicating advancement in this material topic. Additionally, the Governance Report (ICVM 586) shows that the Company achieved adherence to 70% of the practices, which is 3 p.p. higher than in 2023. Furthermore, in 2024, various Company programs were strengthened to increase participation in building an even more diverse and inclusive world. Gerdau is committed to sustainability in all its dimensions and is incorporating it into its long-term business strategy. The Company believes that sustainable development is paramount to ensuring a prosperous future for its operations and for generations to come.

Management Report - 2024 Gerdau S.A. 14 PERFORMANCE BY BUSINESS DIVISION (BD) Gerdau presents its results through its Business Divisions (BD): BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD — includes the operations in Argentina, Peru, and Uruguay. NET SALES (R$ MILLION) ADJUSTED EBITDA 4 (R$ MILLION) and ADJUSTED EBITDA MARGIN (%) 4 Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business divisions is calculated considering the total Adjusted EBITDA of the four business divisions.

Management Report - 2024
Gerdau S.A.

# BRAZIL BD

## PRODUCTION & SHIPMENTS

| BRAZIL BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | |
| **Production of crude steel** | **5,399** | **5,209** | **3.7%** |
| **Shipments of steel** | **5,059** | **5,150** | **-1.8%** |
| Domestic Market | 4,090 | 4,155 | -1.6% |
| Exports | 969 | 995 | -2.6% |
| **Shipments of long steel** | **3,359** | **3,369** | **-0.3%** |
| Domestic Market | 2,563 | 2,525 | 1.5% |
| Exports | 796 | 844 | -5.7% |
| **Shipments of flat steel** | **1,700** | **1,782** | **-4.6%** |
| Domestic Market | 1,527 | 1,630 | -6.4% |
| Exports | 173 | 151 | 14.5% |

- The increase in crude steel production in 2024 versus 2023, despite the hibernation of the Barão de Cocais, Sete Lagoas and Cearense industrial units from 2Q24 onwards, reflects the improved occupancy, utilization rate and productivity of the industrial units;
- The higher apparent steel consumption on the domestic market in 2024 helped absorb the volume of imported steel. In the year, the country was the ninth major destination for China's steel exports, reaching a volume 34% higher than in 2023. In addition to China, Egypt was also a country that exported significantly high volumes, mainly of rebar. Due to the impacts caused by the excessive inflow of imported long and flat steel in the country, shipment volumes went down 1.8% in 2024;
- Despite the Federal Government's announced measures to curb imports throughout 2024, the local industry has not seen significant improvements in the sector's balance;
- In 2024, 937,000 tonnes of iron ore were sold to third parties and 4,049,000 tonnes were consumed internally.

## OPERATING RESULT

| BRAZIL BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| Net Sales[1] | 25,962 | 26,831 | -3.2% |
| Domestic Market | 22,674 | 23,437 | -3.3% |
| Exports | 3,289 | 3,394 | -3.1% |
| Cost of Goods Sold | (23,222) | (24,172) | -3.9% |
| **Gross profit** | **2,740** | **2,658** | **3.1%** |
| **Gross margin (%)** | **10.6%** | **9.9%** | **0.7 p.p** |
| **Adjusted EBITDA[2]** | **3,271** | **3,436** | **-4.8%** |
| **Adjusted EBITDA Margin[2] (%)** | **12.6%** | **12.8%** | **-0.2 p.p** |

1- Includes iron ore sales.
2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 2024, Net Sales went down 3.2% due a lower shipment volume and lower prices in the domestic market. Despite a slight price recovery in the second half of 2024 and better export profitability due to the Brazilian real devaluation, net sales per tonne dropped 1.5% from 2023;
- The cost of goods sold per tonne fell 2.0% in 2024 versus 2023, reflecting cost-savings initiatives and the ongoing pursuit for greater efficiency in production units, reaffirming the Company's commitment to delivering the R$1.0 billion guidance. The impact was mitigated by an increase in the price and mix of certain raw materials, including pig iron and iron ore;
- The Adjusted EBITDA went down 4.8% in 2024 versus 2023, impacted mainly by the steel price environment in Brazil. As a result, we saw a slight drop of 0.2 p.p. in Brazil BD's margin.

15

Management Report - 2024
Gerdau S.A.

# NORTH AMERICA BD

## PRODUCTION & SHIPMENTS

| NORTH AMERICA BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | |
| Production of crude steel | 4,186 | 4,209 | -0.5% |
| Shipments of steel | 3,834 | 3,907 | -1.9% |

- In 2024, crude steel production was slightly lower than in 2023, due to scheduled maintenance shutdowns, mainly at the Midlothian industrial unit, on the back of the project progress to enhance the capacity;

- Shipment volume declined 1.9% in 2024, impacted by economic volatility due to the U.S. presidential elections and increased imports. Despite the demand volatility, volumes remained at healthy levels, mainly due to the Company's ability to adjust its assets relying on market dynamics (greater share of rebar in the sales mix). In addition, demand from industrial investments linked to reshoring and the IIJA (Infrastructure Investment and Jobs Act) remains resilient.

## OPERATING RESULT

| NORTH AMERICA BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| Net Sales | 25,875 | 26,858 | -3.7% |
| Cost of Goods Sold | (21,827) | (21,062) | 3.6% |
| **Gross profit** | **4,048** | **5,795** | **-30.1%** |
| **Gross margin (%)** | **15.6%** | **21.6%** | **-5.9 p.p** |
| **Adjusted EBITDA[2]** | **4,877** | **6,822** | **-28.5%** |
| **Adjusted EBITDA Margin[2] (%)** | **18.8%** | **25.4%** | **-6.6 p.p** |

2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- Due to the greater volatility in the U.S. market, as explained above, the steel prices of the main product lines were strongly impacted throughout the year. This effect, coupled with the weaker mix of products sold (a greater share of rebar and semi-finished products), was partially offset by the exchange variation for the period (+7.9% versus 2023), resulting in net sales per tonne 1.8% lower than in 2023. It is worth noting that despite steel price pressure throughout 2024, the prices of all North America BD's product lines remain at high levels when compared to historical levels;

- The Cost of Goods Sold in Brazilian reais was affected mainly by the exchange variation effect. The cost per tonne in U.S. dollars went down 1.8% from 2023, mainly driven by lower scrap prices;

- The decline in Adjusted EBITDA and Adjusted EBITDA Margin of 6.6 p.p. reflects the slowdown in operating results mainly due to lower prices, as mentioned above. During 2024, the BD sustained results above historical levels, reflecting business management's flexibility relying on market dynamics and efforts to control costs, general and administrative expenses.

16

Management Report - 2024
Gerdau S.A.

# SPECIAL STEEL BD

## PRODUCTION & SHIPMENTS

| SPECIAL STEEL BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | |
| Production of crude steel | 1,542 | 1,433 | 7.6% |
| Shipments of steel | 1,427 | 1,419 | 0.6% |

- Crude steel production grew 7.6% in 2024 versus 2023, benefiting from the automotive industry's upturn in Brazil, which mitigated the lower demand in the USA;
- In Brazil, steel shipment volume surged 8.0% in 2024, fueled by sales of heavy and light vehicles in the Brazilian market. According to ANFAVEA (National Association of Vehicle Manufacturers), heavy vehicle shipments recorded their highest level over the past 13 years, while light vehicles recorded their best level of the past 5 years;
- In the United States, steel shipment volume dropped 5.0%, impacted by lower demand in the automotive sector and other sectors, such as oil and gas, which fell by nearly 9.0% in 2024 compared to the previous year.

## OPERATING RESULT

| SPECIAL STEEL BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| Net Sales | 10,990 | 11,385 | -3.5% |
| Cost of Goods Sold | (9,383) | (9,688) | -3.1% |
| **Gross profit** | **1,607** | **1,698** | **-5.3%** |
| **Gross margin (%)** | **14.6%** | **14.9%** | **-0.3 p.p** |
| **Adjusted EBITDA[2]** | **1,970** | **1,915** | **2.9%** |
| **Adjusted EBITDA Margin[2] (%)** | **17.9%** | **16.8%** | **1.1 p.p** |

2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- Net Sales went down 3.5% in 2024 versus 2023, influenced by lower special steel prices, which was partially offset by Brazilian real devaluation (+7.9%) over Gerdau U.S. operating results;
- The Cost of Goods Sold per tonne fell 3.7% in the year-over-year comparison, reflecting the consolidation and delivery of initiatives that bring greater competitiveness and profitability to the operation. In the USA, the cost of goods sold per tonne in U.S. dollar went down 2.0% in 2024;
- The improvement in Adjusted EBITDA and Adjusted EBITDA Margin in 2024 reflects the operating results growth, mainly deriving from gains of profitability on the back of initiatives to enhance Brazil BD's industrial performance and cut costs.

17

Management Report - 2024
Gerdau S.A.

# SOUTH AMERICA BD

## PRODUCTION & SHIPMENTS

| SOUTH AMERICA BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Volumes (1,000 tonnes)** | | | |
| Production of crude steel | 575 | 705 | -18.5% |
| Shipments of steel[1] | 1,010 | 1,125 | -10.2% |

1- Includes resale of products imported from the Brazil BD.

- Steel production fell 18.5% in the year-over-year comparison due to a lower level of production in Argentina throughout the year, considering the challenging economic scenario in the region;

- In the same context, steel shipment declined 10.2% in the year-over-year comparison, mainly due to the downward demand for steel in Argentina in 2024. In turn, the positive performance of steel shipments in Peru, which continue to be driven by investments in public works, partially offset lower sales in Argentina.

## OPERATING RESULT

| SOUTH AMERICA BD | 12M24 | 12M23 | Δ |
|---|---|---|---|
| **Results (R$ million)** | | | |
| Net Sales | 5,759 | 5,118 | 12.5% |
| Cost of Goods Sold | (4,931) | (4,014) | 22.8% |
| **Gross profit** | **828** | **1,104** | **-25.0%** |
| **Gross margin (%)** | **14.4%** | **21.6%** | **-7.2 p.p** |
| **Adjusted EBITDA[2]** | **969** | **1,607** | **-39.7%** |
| **Adjusted EBITDA Margin[2] (%)** | **16.8%** | **31.4%** | **-14.6 p.p** |

2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- Net Sales grew 12.5% in the year-over-year comparison, due to the exchange variation effect in the period. We point out that in 2023, Argentina's results were strongly impacted by the effects of inflation and currency devaluation;

- Cost of Goods Sold surged 22.8% in 2024, mainly reflecting the exchange effect and lower dilution in fixed costs;

- Adjusted EBITDA went down 39.7% in 2024, influenced by the effects mentioned earlier, coupled with a movement in 2023 that the South America BD included the proportional EBITDA of equity interest held in the Colombia and the Dominican Republic joint ventures recognized in that period[5].

[5] The divestment of all equity interest in joint ventures Diaco S.A and Gerdau Metaldom Corp. was concluded in 1Q24.

18

Management Report - 2024 Gerdau S.A. 19 PARENT COMPANY INFORMATION Gerdau S.A. is a publicly-held corporation headquartered in the city and state of São Paulo. The Company holds equity interests in other companies, produces and sells steel products in the special steel segment. RESULTS A large share of Gerdau S.A.’s earnings comes from investments in subsidiaries, associates, and jointly controlled entities. On December 31, 2024, these investments totaled R$54.1 billion, resulting in equity in earnings of unconsolidated companies of R$4.5 billion in 2024. In 2024, steel product shipments generated Net Sales of R$6.0 billion, with Cost of Goods Sold of R$4.8 billion, resulting in a Gross Margin of 20.8% in 2024. The Financial Result (Financial Income less Financial Expenses, net exchange variation, and loss on financial instruments) was negative R$601 million in 2024, against positive R$52 million in 2023. This variation in the Financial Result mainly derived from the effects of exchange variation in the period. Gerdau S.A. recorded Net Income of R$4.6 billion in 2024, equivalent to R$2.18 per share, versus Net Income of R$7.5 billion in 2023, equivalent to R$3.57 per share. The Net Income decline mainly reflects lower equity in earnings of unconsolidated companies. In compliance with the Company’s policy, on December 31, 2024, Gross Debt totaled R$3.8 billion, higher from R$968 million on December 31, 2023, reflecting the issue of debentures in the period totaling R$3.0 billion. On December 31, 2024, the Company’s Shareholders’ Equity totaled R$57.9 billion, corresponding to a book value of R$28.42 per share. RELATIONSHIP WITH EXTERNAL AUDITORS The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on principles that preserve the independence of the auditor, namely (a) auditors must not audit their own work; (b) auditors must not perform managerial functions at their clients; and (c) auditors must not promote the interests of their clients. The audit fees refer to professional services rendered in the audit of the Company's consolidated financial statements, quarterly reviews of the Company's consolidated financial statements, corporate audits, and interim reviews of certain subsidiaries, as required by the appropriate legislation. Audit fees refer to services traditionally performed by an external auditor in acquisitions and advisory on accounting standards and transactions. Non-audit fees correspond mainly to services rendered to the Company’s subsidiaries abroad to comply with tax requirements. In order to comply with CVM Resolutions 80/2022 and 162/2022, Gerdau S.A. announces that PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s external audit firm, has not provided any services other than auditing that could lead to a conflict of interest, loss of independence, or loss of objectivity of the auditing services provided. DECLARATION OF THE EXECUTIVE BOARD In compliance with the provisions in Article 27 of CVM Resolution 80/2022, the Executive Board declares that it has reviewed, discussed, and agreed with the Financial Statements for the fiscal year ended December 31, 2024, and with the opinion expressed in the Independent Auditors' Report on the Financial Statements, issued on this date. São Paulo, February 19, 2025. THE MANAGEMENT

IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com ∙ Rafael Japur Vice-President and Investor Relations Officer ∙ Mariana Velho Dutra IR Manager ∙ Ariana De Cesare ∙ Renata Albuquerque ∙ Arthur Alves Trovo ∙ Gustavo Alves ∙ Adriana Dias Costa PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com